Exhibit (e)(8)

Van Eck Funds

335 Madison Avenue – 19th Floor

New York, New York 10017

December 6, 2013

Van Eck Securities Corporation

335 Madison Avenue – 19th Floor

New York, New York 10017

Ladies and Gentlemen:

Pursuant to Section 1 of the Distribution Agreement, dated July 30, 1985 (the “Agreement”), between Van Eck Funds (the “Trust”) and Van Eck Securities Corporation (the “Distributor”), please be advised that the Trust has established an additional series of the Trust, namely, Long/Short Equity Fund (the “Fund”). The Fund has adopted the Agreement and retained the Distributor to render services contemplated by the Agreement for the Fund.

Please confirm your willingness to render such services.

VAN ECK FUNDS

/s/ Joseph J. McBrien
Name:	Joseph J. McBrien
Title:	Senior Vice President and General Counsel

Confirmed, Agreed to and Accepted this 6th day of December, 2013:

VAN ECK SECURITIES CORPORATION

/s/ Jonathan R. Simon
Name:	Jonathan R. Simon
Title:	Vice President